                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                          Berkshire Hills Bancorp, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    084680107
                                 --------------
                                 (CUSIP Number)

                                December 31, 2004
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]  Rule 13d-1(b)

         [x]   Rule 13d-1(c)

         [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084680107
          ---------

-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Berkshire Bank Foundation f/k/a/ Berkshire Hills Foundation
      04-3521179
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

       (a) |_|
       (b) |_|
-------------------------------------------------------------------------------
3. SEC USE ONLY


-------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
-------------------------------------------------------------------------------
NUMBER OF                       5.    SOLE VOTING POWER
SHARES                                         568,427
BENEFICIALLY                    -----------------------------------------------
OWNED BY                        6.    SHARED VOTING POWER
EACH                                                 0
REPORTING                       -----------------------------------------------
PERSON                          7.    SOLE DISPOSITIVE POWER
WITH                                             568,427
                                -----------------------------------------------
                                8.    SHARED DISPOSITIVE POWER
                                                       0
-------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 568,427

-------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.67% of 5,873,563 shares of Common Stock outstanding as of December
    31, 2004.
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO
-------------------------------------------------------------------------------




                                Page 2 of 6 Pages

           BERKSHIRE BANK FOUNDATION F/K/A BERKSHIRE HILLS FOUNDATION

                                 SCHEDULE 13G/A

ITEM 1.

         (a) Name of Issuer:

             Berkshire Hills Bancorp, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                  24 North Street
                  P.O. Box 1308
                  Pittsfield, Massachusetts 01202-1308

ITEM 2.

         (a) Name of Person Filing:

                  Berkshire Bank Foundation f/k/a Berkshire Hills Foundation

         (b) Address of Principal Business Office or, if none, Residence:

                  24 North Street
                  P.O. Box 1308
                  Pittsfield, Massachusetts 01202-1308

         (c)      Citizenship:

                  See Page 2, Item 4.

         (d) Title of Class of Securities:

                  Common Stock, par value $0.01 per share

         (e) CUSIP Number:

                  See Page 1.


                                Page 3 of 6 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B)
        OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             Items (a)-(j) are not applicable.

ITEM 4. OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned: See Page 2, Item 9.

                  (b) Percent of class: See Page 2, Item 11.

                  (c) Number of shares as to which the person has:

                      (i) Sole power to vote or to direct the vote: 568,427 Pursuant to the Foundation's Certificate of Incorporation, the shares must be voted in the same ratio as all other shares of common stock on all proposals considered by stockholders.

                     (ii)  Shared power to vote or to direct the vote:

                           See Page 2, Item 6.

                    (iii) Sole power to dispose or to direct the disposition of: 568,427
                           The gift instrument places certain limits on the amount of common stock that can be disposed of by the Foundation in any one year.

                    (iv) Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        N/A


                                Page 4 of 6 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

              N/A

ITEM 10.CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 5 of 6 Pages

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 9, 2005
                  --------------------------------------------
                                      Date

                               /s/ Michael P. Daly
                  --------------------------------------------
                                    Signature

                                 Michael P. Daly
                                    President
                  --------------------------------------------
                                   Name/Title
















                                Page 6 of 6 Pages